UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders

As previously reported in its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on October 15, 2025, the extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) of Fusion Fuel Green PLC, an Irish public limited company (the “Company”), was originally scheduled for 2:00 pm (Dublin time) on November 6, 2025 at the offices of the Company’s counsel, Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland. At such time and place, the Extraordinary General Meeting was duly called to order, and at 2:15 p.m. (Dublin time) was adjourned until 2:30 p.m. (Dublin time) at the same place to allow additional time for the Company to obtain a quorum necessary for action to be taken at the Extraordinary General Meeting. At 2:30 p.m. (Dublin time) on November 6, 2025, the Extraordinary General Meeting commenced. Under the Company’s constitution and Irish law, a quorum was deemed to be present at 3:00 pm (Dublin time). The items of business considered by the Company’s shareholders at the Extraordinary General Meeting and a final tabulation of votes cast for and against each proposal, as well as the number of abstentions with respect to each proposal, are set forth below:

1. That the authorised share capital of the Company be increased by the creation of such further number of Class A Ordinary Shares with a nominal value of $0.0035 per share (“Class A Ordinary Shares”) as the board of directors shall determine, subject to the increase being not less than 100,000 Class A Ordinary Shares and not more than 1,000,000,000 Class A Ordinary Shares, with such increase to be implemented at such time as the board of directors of the Company may in its absolute discretion determine.

FOR	AGAINST	ABSTAIN
147,978	0	0

2. That subject to Proposal 1 and with effect from immediately following the authorised share capital increase, the directors are authorized until November 6, 2030 to allot and issue relevant securities up to the amount of the Company’s authorised but unissued share capital.

FOR	AGAINST	ABSTAIN
147,978	0	0

3. That Pierce Crosby be and hereby is elected as a Class II Director.

FOR	AGAINST	ABSTAIN
147,978	0	0

4. That Steven Gold be and hereby is elected as a Class II Director.

FOR	AGAINST	ABSTAIN
147,978	0	0

5. That, subject to the passing of Proposal 2 above, the directors be and are hereby empowered until November 6, 2030 to allot and issue equity securities for cash up to an amount equal to the authorized but unissued ordinary share capital of the Company.

FOR	AGAINST	ABSTAIN
147,978	0	0

6. That, subject to the passing of Proposal 1 above and the subsequent implementation of the authorized share capital increase, the articles of association of the Company be updated to reflect the authorised share capital increase.

FOR	AGAINST	ABSTAIN
147,978	0	0

On November 6, 2025, the Company issued a press release announcing the results of the Extraordinary General Meeting. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Resignation of Directors

In connection with the election of Pierce Crosby and Steven Gold to the board of directors, on November 6, 2025, each of Jeffrey E. Schwarz and Rune Magnus Lundetrae resigned from the board of directors of the Company.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto and the statements contained therein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

This Report on Form 6-K (other than Exhibit 99.1 hereto) is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-289429, 333-286198, 333-286202, 333-251990, 333-264714, and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
99.1	Press Release dated November 6, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: November 6, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer